Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Bitzero Holdings Inc. (the “Company” or “Bitzero”)

505 Burrard Street, Suite 1100

Vancouver, BC V7X 1M5

Item 2 — Date of Material Change

September 9, 2026.

Item 3 — News Release

A news release disclosing the material change was issued by the Company via Newsfile Corp. on September 9, 2026, and subsequently filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Item 4 — Summary of Material Change

On September 9, 2026, the Company amended and refiled its audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the year ended September 30, 2025, and its unaudited interim condensed consolidated financial statements and related MD&A for the three and nine months ended June 30, 2026.

Item 5.1 — Full Description of Material Change

On September 9, 2026, Bitzero amended and refiled the following continuous disclosure documents (collectively, the “Affected Filings”):

•	its audited consolidated financial statements and related MD&A for the year ended September 30, 2025 (the “Annual Filings”); and
•	its unaudited interim condensed consolidated financial statements and related MD&A for the three and nine months ended June 30, 2026 (the “Interim Filings”).

The refilings followed a review by the British Columbia Securities Commission (the “BCSC”) of the Company’s continuous disclosure record and relate to the classification and presentation of warrants issued in connection with the Company’s senior secured loan (the “JGB First Warrants”). The amended and restated Affected Filings have been filed on SEDAR+ at www.sedarplus.ca and replace and supersede the corresponding financial statements and MD&A previously filed by the Company.

Nature of the Reclassification

With the assistance of an independent valuation specialist, management re-performed the IFRS classification analysis for the JGB First Warrants. Because the JGB First Warrants contain provisions that may result in a variable number of common shares being issued, they do not satisfy the “fixed-for-fixed” condition under IAS 32 and are classified as derivative financial liabilities measured at fair value through profit or loss, rather than being presented within senior secured loans.

The Affected Filings have been amended and refiled to reflect, among other items:

•	in the Annual Filings, the separate presentation of the JGB First Warrants as a current derivative financial liability measured at fair value through profit or loss, with the related host debt presented at amortized cost, resulting in the reclassification of $7,716,025 from non-current liabilities to current liabilities, with no change to total liabilities; and
•	in the Interim Filings, the revision of the comparative statement of financial position as at September 30, 2025 to conform to that presentation, together with the reorganization and disaggregation of certain note disclosures.

As the fair value of the JGB First Warrants at September 30, 2025 remained materially consistent with their fair value at initial recognition, no remeasurement gain or loss was recognized, and the reclassification did not affect the Company’s total assets, total liabilities, shareholders’ equity, net loss or cash flows for the periods presented.

Summary of Principal Effects

The reclassification is non-cash and did not change the Company’s total assets, total liabilities, shareholders’ equity, net loss or cash and cash equivalents. Its principal effect was to reclassify the JGB First Warrant derivative liability between non-current and current liabilities as at September 30, 2025, as summarized below.

As at, and for the year ended, September 30, 2025 (US$)

	As previously filed	As revised
Current liabilities	13,566,493	21,282,518
Non-current liabilities	16,323,514	8,607,489
Total liabilities	29,890,007	29,890,007
Total assets	42,740,718	42,740,718
Total shareholders' equity	12,850,711	12,850,711
Net loss	(16,548,342)	(16,548,342)
Working capital (deficiency)	(6,350,676)	(14,066,701)

The above figures are derived from the restatement reconciliations set out in the notes to the amended and restated financial statements. Complete information is contained in the amended and restated Affected Filings available on SEDAR+.

Item 5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

No material has been omitted on the basis that it is confidential information.

Item 8 — Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Mohammed Bakhashwain

Chief Executive Officer

+44 777 303 0394

investors@bitzero.com

Item 9 — Date of Report

September 17, 2026